Exhibit 17.1

Miles Everson

July 19, 2026

VIA EMAIL

Board of Directors

Fermi Inc.

c/o Corporate Secretary and General Counsel

620 S. Taylor St., Suite 301

Amarillo, Texas 79101

Re:	Response to Form 8-K and Clarification of Governance Concerns

Dear Members of the Board:

I am writing in response to the Current Report on Form 8-K filed by Fermi Inc. on July 13, 2026, and, in particular, the Company’s statements concerning my access to Board records and my purported approval of the authority delegated to the Finance Committee.

First, the Company’s generalized assertion that I was granted access to the Company’s books and records does not address the specific concern stated in my resignation letter. My concern was, and remains, the Company’s failure to prepare and provide the required minutes of relevant Board and committee meetings.

As of the effective date of my resignation, and as of the date of this letter, I had not received any draft or final minutes for the relevant Board or committee meetings. To my knowledge, none of the required minutes for those meetings had been timely prepared, approved, and delivered to me. This includes minutes or other contemporaneous records reflecting:

●	the establishment of the Finance Committee;

●	the scope of authority delegated to that committee;

●	any purported delegation of final transaction-approval authority to that committee; and

●	the consideration, authorization, and approval of the Company’s recent convertible-note financing.

I have repeatedly requested the applicable Board and committee minutes. Those minutes, to date, have not been provided (at least to me) and I’m not aware whether draft minutes have been prepared. Access to other categories of Company books and records is not a substitute for the preparation and timely delivery of minutes documenting the proceedings and actions of the Board and its committees.

To the extent the Company now contends that the relevant minutes were prepared, approved, or delivered, the Company should identify each such set of minutes, the meeting to which it relates, the date on which it was prepared, the date on which it was approved, and the date and method by which it was provided to me. The Company should also provide copies of all such minutes, including all drafts, revisions, written consents, resolutions, committee charters, delegations of authority, and related Board materials.

Second, I wish to clarify my recollection concerning the Finance Committee. I recall supporting the establishment of a committee that could evaluate potential financing transactions, oversee or participate in negotiations, and make recommendations to the full Board. I do not recall approving a delegation of authority that empowered the Finance Committee to grant final approval of, authorize the Company to enter into, or cause the Company to consummate a material and potentially dilutive financing transaction without consideration and approval by the full Board.

In other words, my recollection is that the Finance Committee was authorized to review and recommend transactions to the Board—not to replace the Board as the final decision-making body for transactions of this nature. The Company’s statement conflates approval of the establishment of a committee with approval of a materially broader delegation of final transaction authority. Those are separate issues.

Because the Company did not provide me with the relevant minutes, approved resolutions, or other contemporaneous records, I am presently able to state only my good-faith recollection of the Board’s actions and the scope of the authority that was discussed. The absence of those records is not evidence supporting the Company’s characterization. Rather, it is precisely the governance deficiency about which I repeatedly expressed concern.

I was not consulted regarding the final terms of the recent convertible-note transaction and was not informed that the transaction had been approved before its public announcement. To my knowledge, the transaction was not presented to the full Board for discussion, deliberation, or a vote. The committee through which the transaction was approved did not include the directors designated by the Neugebauer interests, including me. As a result, I had no opportunity to review the final terms, evaluate the transaction’s dilution and other consequences for shareholders, ask questions of management and the Company’s advisers, or participate in a Board decision concerning the transaction.

The preparation and delivery of accurate minutes are foundational elements of that process. Minutes enable directors to verify the actions taken, the authority delegated, the information considered, and the decisions made. The Company should not rely on alleged prior Board action while failing to provide the records that would establish the substance and scope of that action.

Accordingly, I request that the Company promptly:

●	preserve all documents and communications relating to my requests for Board records, the formation and authority of the Finance Committee, and the recent convertible-note transaction; and

●	correct or supplement its public disclosure so that it does not state or imply that I approved a delegation of final transaction authority that I do not recall approving, or that the required Board and committee minutes were provided to me.

Please treat this letter as my formal response to the statements contained in the Company’s July 13, 2026 Form 8-K. I request that the Company file this letter as an exhibit to a supplemental Form 8-K, or otherwise make it publicly available, to the extent required under applicable securities laws and regulations.

Nothing in this letter modifies the grounds for my resignation or constitutes a waiver of any rights, claims, protections, indemnification, advancement, exculpation, insurance coverage, books-and-records rights, or other rights I may possess under applicable law, the Company’s governing documents, any indemnification agreement, the Company’s directors’ and officers’ insurance policies, or otherwise. All such rights are expressly reserved.

Sincerely,

/s/ Miles Everson
Miles Everson
Former Director
Fermi Inc.

cc:	George Wentz, General Counsel Melissa A. Neugebauer 2020 Trust

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